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EXHIBIT 12.1

                             SNYDER OIL CORPORATION

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

               -----------------------------------------------------------
               1997      1996      1995           1994           1993
               -----------------------------------------------------------
                                   (In thousands, except share data)

Income (loss)
 before taxes,
 minority
 interest and
 extraordinary
 item          $57,440        $74,701   ($40,604)      $13,510        $22,538
Interest
 expense        25,472         23,587     21,679        10,337          5,315
               -------        --------  ---------      --------       ------


Earnings before
 taxes, minority
 interest,
 extraordinary
 item and
 interest
 expense       $82,912        $98,288   ($18,925)      $23,847
$27,853              -------       -------   ---------      -------        ---
---


Interest
 expense       $25,472        $23,587   $21,679        $10,337        $ 5,315
Preferred
 stock
 dividends of
 majority owned
 subsidiary      1,474          1,520      -               -             -
                ------   -------   -------        --------       ------

Total fixed
 charges       $26,946        $25,107   $21,679        $10,337        $ 5,315
               -------        -------   -------        -------        ------

Ratio of
 earnings
 to fixed
 charges          3.08          3.91      N/A(1)         2.31           5.24
               -------        -------   --------       -------        -------
(1)  Earnings were inadequate to cover fixed charges by $40.6 million.